UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”
(Registrant)
Date: November 17, 2005

	By:	/s/ ALEXANDER V. IZOSIMOV
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

EXHIBIT INDEX

Exhibit Number		Description of Exhibits
99.1	–	Press release titled “VimpelCom announces third quarter and nine months 2005 financial and operating results”.

99.2	–	Presentation of 3Q2005 Financial and Operating Results, which is posted on VimpelCom’s website at www.vimpelcom.com.

Exhibit 99.1

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES THIRD QUARTER AND NINE MONTHS 2005

FINANCIAL AND OPERATING RESULTS

— 51% YEAR-ON-YEAR INCREASE IN TOTAL OPERATING REVENUES –

— 52% YEAR-ON-YEAR INCREASE IN OIBDA —

— 93% YEAR-ON-YEAR INCREASE IN NET INCOME —

— APPROXIMATELY 42.4 MILLION SUBSCRIBERS AS OF TODAY

INCLUDING 1.8 MILLION IN KAZAKHSTAN AND 0.2 MILLION IN UKRAINE—

Moscow and New York (November 17, 2005) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine, today announced its financial and operating results for the quarter and nine months ended September 30, 2005. In the third quarter of 2005, VimpelCom showed continued improvement in total operating revenues, OIBDA and net income supported by strong subscriber growth. VimpelCom’s condensed consolidated financial statements are attached.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “As expected, our third quarter results were very strong. We showed good progress in our financial indicators with revenue, OIBDA and net income reaching new highs. We added approximately 4.9 million new subscribers which was the best quarterly result for the Company since the fourth quarter of 2004. At the same time, strong subscriber growth did not dilute our average revenue per user (ARPU) which stayed unchanged as compared with the previous quarter. Going forward, we will continue to focus on the Company’s financial performance, and, in terms of expansion, on the remaining unlicensed territories in the Russian Far East and the countries of the CIS.”

The principal results of operations with comments are presented in the following tables. All definitions are presented in Attachment A. The condensed consolidated financial statements of VimpelCom are presented in Attachment B. Reconciliation of each of OIBDA, OIBDA margin, ARPU and SAC to the most directly comparable U.S. GAAP financial measures appear in Attachment C.

As discussed in the Company’s 2004 Annual Report on Form 20-F and our subsequent quarterly earnings releases, the Company restated its historical financial statements for periods ending on and prior to September 30, 2004 to reflect guidance from the United States Securities and Exchange Commission contained in a letter to the accounting industry in February 2005 with respect to accounting for depreciation of leasehold improvements. In addition, starting with the first quarter of 2005 our earnings releases reflect changes made by the Company to the estimated useful life of its GSM Russian telecommunications licenses as well as a reclassification of revenues generated by the Company’s value added services. In its subscriber reporting, starting with the second quarter of 2005, the Company decided to combine its advance payment subscribers with its prepaid subscribers (see “Definitions”). The earlier reported financial statement

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VimpelCom Announces Third Quarter And Nine Month 2005 Financial And Operating Results

information and subscriber information that is incorporated in this press release, including for the third quarter of 2004 and the nine months ending September 30, 2004, were recalculated accordingly.

Key Subscriber Statistics

	As of Sept. 30, 2005	As of Sept. 30, 2004	Change Y-on-Y (%)	As of June 30, 2005	Change Q-on-Q (%)
Russia	38,401,100	19,869,100	93.3%	33,700,400	13.9%
% of prepaid a)	96.6%	94.6%	—	96.4%	—
Moscow license area	8,875,800	6,645,700	33.6%	8,501,200	4.4%
% of prepaid a)	88.7%	87.1%	—	88.9%	—
Russian regions	29,525,300	13,223,400	123.3%	25,199,200	17.2%
% of prepaid a)	99.0%	98.4%	—	99.0%	—
Kazakhstan	1,652,000	676,300	144.3%	1,401,600	17.9%
% of prepaid a)	98.3%	95.6%	—	98.0%	—

Total	40,053,100	20,545,400	94.9%	35,102,000	14.1%

% of prepaid a)	96.7%	94.6%	—	96.5%	—
% of active subscribers b)	84.4%	n/a	—	87.2%	—
Churn (quarterly)	8.8%	7.2%	—	6.7%	—

a)	Including advance payment subscribers. Numbers for September 30, 2004 were recalculated in accordance with the Company’s practice as discussed above.

b)	Active subscribers are defined as those who in the last three months made a chargeable transaction.

The Company reported another quarter of strong subscriber growth adding more than 4.9 million in the third quarter of 2005. It came primarily due to the continued rapid subscriber growth in the regions of Russia, which was supported by growth in Moscow and Kazakhstan.

Based on independent research, VimpelCom estimates its market share in Russia at 34.4% at the end of the third quarter of 2005, compared to an estimated 33.7% at the end of the third quarter of 2004. Based on the same research, VimpelCom’s subsidiary KaR-Tel estimates its market share in Kazakhstan at 35.6% at the end of the third quarter of 2005 as compared with 29.2% estimated at the end of the third quarter of 2004.

The Company’s quarterly churn rate in the third quarter of 2005 was approximately 8.8%, compared to the Company’s churn rate of 7.2% reported for the same period in 2004. The increase in churn in the third quarter of 2005 was expected as a reflection of the last New Year promotional campaign. These promotions usually deliver strong subscriber/SIM card additions with a higher than normal level of churners. The Company continues its efforts to control churn with particular attention on the high-end user segments. Churn management remains one of the Company’s priority tasks as the market approaches a more mature phase.

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VimpelCom Announces Third Quarter And Nine Month 2005 Financial And Operating Results

Key Financial and Operating Indicators

(Definitions as well as reconciliation of each of OIBDA, OIBDA margin, ARPU and SAC to its most directly comparable U.S. GAAP financial measures are presented below in the attachments)

	Three months ended Sept. 30, 2005	Three months ended Sept. 30, 2004*)	Change Y-on-Y (%)	Nine months ended Sept. 30, 2005	Nine months ended Sept. 30, 2004*)	Change Y-on-Y (%)
Total operating revenues (US$,000)	890,291	591,472	50.5%	2,300,697	1,488,095	54.6%
OIBDA (US$,000)	449,957	295,663	52.2%	1,151,618	742,382	55.1%
OIBDA margin	50.5%	50.0%	—	50.1%	49.9%	—
Gross margin (US$,000)	737,935	491,328	50.2%	1,911,257	1,239,686	54.2%
Gross margin percentage	82.9%	83.1%	—	83.1%	83.3%	—
Net income (US$,000)	194,875	101,016	92.9%	463,383	266,654	73.8%
Net income per share (US$)	3.82	2.51	52.2%	9.07	6.64	36.6%
Net income per ADS (US$)	0.96	0.63 **)		2.27	1.66 **)
ARPU (US$)	7.8	10.6	-26.4%	7.6	10.8	-29.6%
MOU (min)	109.3	99.4	10.0%	99.5	96.3	3.3%
SAC (US$)	11.4	14.2	-19.7%	12.8	14.8	-13.5%

*)	These numbers were restated in accordance with the Company’s newly adopted accounting practice as specified in VimpelCom’s 2004 Annual Form 20-F Report. These numbers also reflect changes made by the Company to the estimated useful life of its GSM Russian telecommunications licenses as well as revenues generated by the Company’s value added services.

**)	On November 22, 2004, we changed the ratio of our ADSs traded on The New York Stock Exchange from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of record date at the close of business on November 19, 2004 received two additional ADSs for every ADS held. There were no changes to VimpelCom’s underlying common shares. All ADS information presented herein reflects the change in the ratio.

Significant improvements in VimpelCom’s financial and operating results in the third quarter of 2005, as compared with the third quarter of 2004, were achieved largely as a result of continued rapid subscriber growth combined with the effects of economies of scale, efficient cost control and lower acquisition costs per subscriber. All key financial indicators – total operating revenues, OIBDA and net income – showed robust growth. The third quarter OIBDA margin of 50.5% was strong, indicating continued healthy business development. A slight decline as compared with the 51.4% OIBDA margin reported for the second quarter of 2005 repeats a seasonal pattern connected with the rise in roaming costs in the third quarter, which included the height of the summer vacation period.

Although a comparison of SAC for a particular quarter with prior quarters does not necessarily represent a trend, the Company is pleased to report a low third quarter SAC of $11.4, decreasing from $13.3 in the second quarter of 2005.

Selling, general and administrative expenses (“SG&A”), as a percentage of total operating revenues, was 31.9% in the third quarter of 2005 which is less than 32.5% reported for the third quarter of 2004. SG&A increased as compared with the second quarter of 2005 primarily due to a substantial increase in the volumes of sales in the third quarter despite the decrease in SAC. In addition to this, revenue growth and business expansion in the third quarter of 2005 caused an increase in certain general and administrative expenses as compared with the second quarter of 2005. Specifically, there was an increase in the universal service fund (USF) expense in line with revenue growth and an increase in network maintenance costs connected with further network development. Accruals connected with stock based compensation programs

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VimpelCom Announces Third Quarter And Nine Month 2005 Financial And Operating Results

as a result of substantial growth of the ADR price in the third quarter of 2005 also contributed to the increase in our general and administrative expenses.

VimpelCom’s total capital investments for the third quarter of 2005 were approximately $316.9 million, with $261.7 million spent for the purchase of long-lived assets and $55.2 million spent for the acquisition of a company in Sakhalin. Capital investments in the third quarter were lower than in the second quarter of 2005. However, we expect that our total capital investments for 2005 will be in line or slightly higher than our 2005 capital investment plan.

The Company’s MOU in the third quarter of 2005 was 109.3 minutes, an increase of approximately 10.0% compared to 99.4 minutes recorded in the third quarter of 2004. As compared with 99.2 minutes recorded for the second quarter of 2005, MOU increased by 10.2%. This sequential quarter increase was primarily due to summer-time seasonal effects and was enhanced by marketing activity aimed at increasing off-peak traffic.

ARPU for the third quarter of 2005 was approximately $7.8 which represents no change as compared with the second quarter of 2005 and is in line with normal seasonal trends. On a year-on-year basis, ARPU declined by 26.4% from the $10.6 reported for the third quarter of 2004. The downward year-on-year trend in ARPU is caused primarily by rapid regional expansion, which increases the proportion of lower ARPU subscribers in the Company’s customer base.

The Company’s management will discuss its third quarter 2005 results during a conference call and slide presentation on November 17, 2005 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through November 24, 2005 and December 16, 2005, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine. The VimpelCom Group’s license portfolio covers approximately 200 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territory of Kazakhstan and Ukraine. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to trends in the Company’s financial and operational performance, as well as the Company’s strategic and development plans, capital investment plans and developments in the telecommunications market. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the wireless telecommunications industry, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS, the Company’s ability to continue to grow its overall subscriber base, the availability of attractive expansion opportunities in Russia and the CIS, continued volatility in the world economy, the availability of opportunities for capital investment and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian, Kazakh and Ukrainian telecommunications industries will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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VimpelCom Announces Third Quarter And Nine Month 2005 Financial And Operating Results

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

- Definitions and Tables attached-

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Attachment A: Definitions

Subscriber is an authorized user of cellular services, using one SIM card (GSM) with one or several selective numbers or one handset (DAMPS) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards (GSM) or handsets (DAMPS).

Prepaid subscribers are those subscribers who pay for their services in advance1).

Churn rate is defined as the total number of subscribers disconnected from our network within a given period of time expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for 2 months and prepaid subscribers are disconnected 6 months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to $0 or below, and (2) an account shows no chargeable activity within 6 months. The Company retains the right to change its disconnect policy to reflect changes in business or regulatory environment.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation, amortization and impairment loss. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortization and impairment loss (relating to our one-time write-down of AMPS/D-AMPS related assets in the Samara region of $7,354 thousand in the second quarter of 2004) are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

OIBDA margin is OIBDA expressed as a percentage of total operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

Gross margin percentage is gross margin expressed as a percentage of total operating revenues.

Each ADS represents 0.25 of one share of common stock. This ratio was established effective November 22, 2004. Previously each ADS represented 0.75 of one share of common stock.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated for each month in the relevant period by dividing the Company’s service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the month. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added

1)	This definition is broader than the one historically used by the Company as it includes advance payment subscribers previously presented in our operating statistics under the line “contract subscribers”.

during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

Attachment B: VimpelCom unaudited condensed consolidated financial statements

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Income

	Three months ended Sept. 30,				Nine months ended Sept. 30,
	2005		2004		2005		2004
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	US$	881,841	US$	581,296	US$	2,274,305	US$	1,458,000
Sales of handsets and accessories		6,948		9,396		22,971		27,709
Other revenues		1,502		780		3,421		2,386

Total operating revenues		890,291		591,472		2,300,697		1,488,095

Operating expenses:
Service costs		145,757		93,783		368,360		227,120
Cost of handsets and accessories sold		6,599		6,361		21,080		21,289
Selling, general and administrative expenses		283,856		192,513		750,141		489,063
Depreciation		118,000		74,455		307,727		199,158
Amortization		34,518		14,962		103,086		33,618
Impairment of long-lived assets		—		—		—		7,354
Provision for doubtful accounts		4,122		3,152		9,498		8,241

Total operating expenses		592,852		385,226		1,559,892		985,843

Operating income		297,439		206,246		740,805		502,252
Other income and expenses:
Interest income		1,515		2,225		4,506		4,088
Other income		5,576		737		12,399		1,625
Interest expense		(35,815)		(24,946)		(107,413)		(51,706)
Net foreign exchange gain (loss)		6		1,979		(170)		4,511
Other expenses		(6,529)		(1,307)		(18,375)		(2,608)

Total other income and expenses		(35,247)		(21,312)		(109,053)		(44,090)

Income before income taxes and minority interest		262,192		184,934		631,752		458,162
Income taxes expense		66,738		53,498		167,577		133,128
Minority interest in net earnings of subsidiaries		579		30,420		792		58,380

Net income	US$	194,875	US$	101,016	US$	463,383	US$	266,654

Net income per common share	US$	3.82	US$	2.51	US$	9.07	US$	6.64

Net income per ADS equivalent	US$	0.96	US$	0.63	US$	2.27	US$	1.66

Weighted average common shares outstanding (thousands)		51,010		40,179		51,080		40,176

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Balance Sheets

	September 30, 2005		December 31, 2004
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$	674,649	US$	305,857
Trade accounts receivable		143,163		119,566
Other current assets		389,713		371,999

Total current assets		1,207,525		797,422
Non-current assets
Property and equipment, net		2,831,464		2,314,405
Telecommunication licenses and allocation of frequencies, net		709,941		757,506
Other intangible assets, net		580,935		580,799
Other assets		456,924		330,109

Total non-current assets		4,579,264		3,982,819
Total assets	US$	5,786,789	US$	4,780,241

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		354,797		345,187
Due to related parties		3,783		7,290
Customer advances and deposits		256,565		278,170
Deferred revenue		1,445		1,893
Ruble denominated bonds payable, current portion		105,267		—
Bank loans, current portion		219,831		115,111
Capital lease obligations, current portion		3,454		2,851
Equipment financing obligations, current portion		31,557		71,577
Accrued liabilities		144,777		103,246

Total current liabilities		1,121,476		925,325
Deferred income taxes		303,884		296,967
Bank loans, less current portion		1,543,731		1,240,199
Capital lease obligations, less current portion		1,854		5,004
Ruble denominated bonds payable, less current portion		—		108,113
Accrued liabilities		9,318		6,837
Equipment financing obligations, less current portion		31,591		38,283
Minority interest		183,663		2,380
Shareholders’ equity		2,591,272		2,157,133

Total liabilities and shareholders’ equity	US$	5,786,789	US$	4,780,241

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine months ended Sept. 30,
	2005		2004
	(In thousands of US dollars)
Net cash provided by operating activities	US$	927,648	US$	551,496
Proceeds from bank and other loans		775,488		716,534
Proceeds from bonds issue		—		90,470
Payments of fees in respect of debt issue		(17,590)		(10,791)
Repayment of bank and other loans		(350,692)		(27,148)
Repayment of rouble denominated bonds		—		(94,214)
Repayment of equipment financing obligations		(68,155)		(55,234)
Purchase of treasury stocks		(18,374)		—
Repayment of capital lease obligations		—		(401)

Net cash provided by financing activities		320,677		619,216
Purchase of property and equipment		(775,647)		(622,286)
Purchase of SakhalinTelecomMobile, net of cash acquired US$6,835		(48,382)		—
Purchase of Beeline-Samara stock		—		(12,884)
Purchase of Kar-Tel stock, net of cash acquired of US$6,543		—		(345,427)
Purchase of DTI stock, net of cash acquired of US$382		—		(73,689)
Purchase of minority interest in consolidated subsidiary		(8,380)		—
Purchase of SakhalinTelecom Ltd.		(5,040)		—
Sale of SakhalinTelecom Ltd.		4,968		—
Sale of Kar-Tel stock		175,000		—
Purchase of intangible assets		(13,465)		(6,541)
Purchase of other assets		(205,281)		(77,741)

Net cash used in investing activities		(876,227)		(1,138,568)
Effect of exchange rate changes on cash		(3,306)		(711)

Net increase in cash		368,792		31,433
Cash and cash equivalents at beginning of period		305,857		157,611

Cash and cash equivalents at end of period	US$	674,649	US$	189,044

Supplemental cash flow information
Non-cash activities:
Equipment acquired under financing and capital lease agreements	US$	12,628	US$	4,517
Accounts payable for equipment and other long-lived assets		150,542		82,186
Accrued debt and equity offering costs		1,927		—
Offset of the capital lease liability with accounts receivable		2,547		1,619
Operating activities financed by sale of treasury stock		4,164		1,546
Acquisitions:
Fair value of assets acquired		42,461		484,287
Difference between the amount paid and the fair value of net assets acquired		21,586		174,771
Cash paid for the capital stock		(55,217)		(426,041)

Liabilities assumed	US$	8,830	US$	233,017

Attachment C. Reconciliation tables

Reconciliation of VimpelCom OIBDA to operating income (Unaudited)

(In thousands of US dollars)

	Three months ended
	September 30, 2005	September 30, 2004	June 30, 2005
OIBDA	449,957	295,663	395,554
Depreciation	(118,000)	(74,455)	(103,393)
Amortization	(34,518)	(14,962)	(34,939)
Operating income	297,439	206,246	257,222

Reconciliation of VimpelCom OIBDA margin to

operating income as percentage of total operating revenues

(Unaudited)

	Three months ended
	September 30, 2005	September 30, 2004	June 30, 2005
OIBDA margin	50.5%	50.0%	51.4%
Less:Depreciation as a percentage of total operating revenues	(13.3%)	(12.6%)	(13.4%)
Less:Amortization as a percentage of total operating revenues	(3.9%)	(2.5%)	(4.5%)
Operating income as a percentage of total operating revenues	33.3%	34.9%	33.5%

Reconciliation of SAC to selling, general and administrative expenses (Unaudited)

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	September 30, 2005	September 30, 2004	June 30, 2005
Selling, general and administrative expenses	283,856	192,513	242,762
Less: General and administrative expenses	(190,745)	(122,913)	(155,613)
Sales and marketing expenses, including	93,111	69,600	87,149
advertising & marketing expenses	30,886	16,780	36,103
dealers’ commission expense	62,225	52,820	51,046
New gross subscribers,’000	8,159	4,894	6,572
Subscriber Acquisition Cost (SAC) (US$)	11.4	14.2	13.3

Reconciliation of ARPU to service revenue and connection fees (Unaudited)

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	September 30, 2005	September 30, 2004	June 30, 2005
Service revenue and connection fees	881,841	581,296	760,723
Less: Connection fees	(325)	(191)	(132)
Less: Revenue from rent of fiber-optic channels	(520)	(408)	(269)
Service revenue used to calculate ARPU	880,996	580,697	760,322
Average number of subscribers,’000	37,709	18,184	32,652
Average revenue per subscriber per month (US$)	7.8	10.6	7.8

Reconciliation of VimpelCom OIBDA to operating income (Unaudited)

(In thousands of US dollars)

	Nine months ended
	September 30, 2005	September 30, 2004
OIBDA	1,151,618	742,382
Impairment loss	0	(7,354)
Depreciation	(307,727)	(199,158)
Amortization	(103,086)	(33,618)
Operating income	740,805	502,252

Reconciliation of VimpelCom OIBDA margin to

operating income as percentage of total operating revenues

(Unaudited)

	Nine months ended
	September 30, 2005	September 30, 2004
OIBDA margin:	50.1%	49.9%
Less:Impairment loss	(0.0%)	(0.5%)
Less:Depreciation as a percentage of total operating revenues	(13.4%)	(13.4%)
Less:Amortization as a percentage of total operating revenues	(4.5%)	(2.3%)
Operating income as a percentage of total operating revenues	32.2%	33.7%

Reconciliation of SAC to selling, general and administrative expenses (Unaudited)

(In thousands of US dollars, except for SAC and subscriber amounts)

	Nine months ended
	September 30, 2005	September 30, 2004
Selling, general and administrative expenses	750,141	489,063
Less: General and administrative expenses	(486,030)	(313,025)
Sales and marketing expenses, including	264,111	176,038
advertising & marketing expenses	87,206	46,493
dealers’ commission expense	176,905	129,545
New gross subscribers,’000	20,587	11,861
Subscriber Acquisition Cost (SAC) (US$)	12.8	14.8

Reconciliation of ARPU to service revenue and connection fees (Unaudited)

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Nine months ended
	September 30, 2005	September 30, 2004
Service revenue and connection fees	2,274,305	1,458,000
Less: Connection fees	(617)	(527)
Less: Revenue from rent of fiber-optic channels	(1,061)	(1,261)
Service revenue used to calculate ARPU	2,272,627	1,456,212
Average number of subscribers,’000	33,048	15,042
Average revenue per subscriber per month (US$)	7.6	10.8

Exhibit 99.2

VimpelCom

Presentation of 3Q2005 Financial and Operating Results

November 17, 2005

Disclaimer

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the Company’s strategy and development plans, such as national and CIS growth, the Company’s subscriber growth, planned capital investments, cash growth and position, and the benefits to the Company of its acquisition of URS. The forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position, and future market conditions and trends in Russia and the CIS. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of risks and uncertainties relating to developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS, general economic developments in Russia and the CIS, and/or litigation by third parties or our shareholders (including Telenor). The actual outcome may also differ materially if the VimpelCom Group (including URS) is unable to (i) comply with the terms of its licenses and frequencies, (ii) obtain sufficient funding and/or (iii) obtain all necessary corporate approvals relating to the business of VimpelCom and its subsidiaries, including URS (including approval of the budget, funding, specific transactions, and operational and other issues by VimpelCom and its subsidiaries, including URS), and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the VimpelCom Group, that the VimpelCom Group will be able to meet its capital investment plans, that URS subscriber growth will meet expectations, that the transactions with Ericsson (which are subject to conditions precedent) will be consummated, that URS will become profitable, or that the Company will be successful in integrating URS into the VimpelCom Group. There can also be no assurance that there will not be challenges with respect to whether the shareholder meeting that approved the URS acquisition has complied with Russian law, whether corporate approvals obtained were sufficient to complete the transactions on the terms thereof and/or whether further corporate approvals were required. There can also be no assurance that the decision and results of the shareholder meeting, transactions concluded, and actions taken by VimpelCom or URS will not be challenged by third parties or our shareholders (including Telenor). If any such challenges are successful, including if they were to lead to the possible unwinding of the URS acquisition or other transactions or the payment of damages, such challenges could have a material adverse effect on the Company, its operations and its financial condition. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

2

Welcome Remarks

Alexander Izosimov, Chief Executive Officer

Strong Subscriber Growth

Subscribers in Russia, mln.

77.0%

67.2% 58.9% 51.2% 40.7%

111.74

97.60 85.56 74.35 59.04

3Q04 4Q04 1Q05 2Q05 3Q05

Subscribers in Russia Penetration

Source: VimpelCom, independent sources, competitors’ data

Subscribers in Kazakhstan, mln.

31.0%

25.3%

21.6% 18.3% 15.6%

4.65 3.77

3.21 2.72 2.31

3Q04 4Q04 1Q05 2Q05 3Q05

Subscribers in Kazakhstan Penetration

4

VimpelCom’s Strategy

Extract value from existing operations

Increase loyalty, reduce churn

Improve network quality perception

Increase market share in business/Hi-value segment

Stimulate traffic usage and up-sell / cross-sell VAS

Win the regional growth game

Capture organic growth Utilize unified business model:

Brand, tariffs and products Network rollout & operations Customer Service IT, Billing and Reporting Organizational structure

Apply tailored strategy for each region

Expansion outside Russia

Develop the Kazakh and Ukrainian assets

Selective acquisitions and green field opportunities in the CIS

Industrial approach utilizing synergies with existing VimpelCom operations

Ensure cost efficiency

5

VimpelCom 3Q05 Financial Highlights

Total Revenues, $ Million

50.5%

890.3 591.5

3Q04	3Q05

Net Income, $ Million

92.9%

194.9 101.0

3Q04	3Q05

OIBDA, $ Million

52.2%

295.7	450.0
3Q04	3Q05

OIBDA Margin

50.0%	50.5%
3Q04	3Q05
6	Source: VimpelCom

Operating Highlights

42.4 million subscribers as of November 17, 2005, including 1.8 million in Kazakhstan and 0.2 million in Ukraine Stable ARPU

Expansion into Ukraine

Acquisition in Sakhalin and launch in Ingushetia Brand “Beeline” named as the most valuable Russian brand by Interbrand Group Highest quality Moscow network according to an independent survey

7

Shareholder Structure

(as of October 14, 2005)

Common	% Preferred Total voting % shares shares shares

Telenor 15,337,854 29.9% — 15,337,854 26.6% Alfa 12,563,782 24.5% 6,426,600 18,990,382 32.9% Free Float 22,616,484 44.1% — 22,616,484 39.2% Treasury Stock 259,702 0.5% — 259,702 0.5% Other 503,200 1.0% — 503,200 0.9% Total 51,281,022 100% 6,426,600 57,707,622 100%

8

Russia and CIS GSM Network Rollout

Spreads over 11 time zones

Central

Population: 21.0 mln.

Moscow

Population: 17.0 mln.

Northwest

Population: 14.0 mln.

Urals

Population: 18.3 mln.

Ukraine

Population: 47.6 mln. Launched: Nov. 2005

South

Population: 22.9 mln.

Volga

Population: 25.3 mln.

Kazakhstan

Population: 15.0 mln. Launched: Sept. 2004

In commercial operation

Other licensed regions

Siberia

Population: 15.3 mln.

Unlicensed territories

Far East

Population: 11.4 mln.

Strong Growth in Russian Regions and Kazakhstan

Subscribers, (‘000)

31,177

1,652 1,013

2,365

2,327

4,245

6,073

6,243

7,259

26,601

1,402 732

1,926

2,076

3,609

4,785

5,554

6,518

22,630

1,131 585

1,532

1,850 3,087

3,892

4,882

5,672

19,106

859 484

1,102

1,510 2,642

3,415

4,244

4,851

13,900

676 387

479

1,090

2,084 2,512

3,104

3,566

3Q04	4Q04 1Q05 2Q05 3Q05
Central	Volga South Siberia Northwest Ural Far East Kazakhstan

Market Share

Subscriber	Market Share in Russia Subscriber Market Share in Kazakhstan
40%	80%
35%	36% 35%
35%	35% 68%

66%

35%	62% 60% 62% 35% 35% 34% 34%

60%

19%	18% 18% 19% 19%
20%	40%
35%	37%* 36% 32% 29% 12% 12% 12% 20% 11% 11%
3%	3% 3% 3% 2%
0%	0%
3Q04	4Q04 1Q05 2Q05 3Q05 3Q04 4Q04 1Q05 2Q05 3Q05
MTS	VimpelCom MegaFon Others K’Cell KarTel Others

*) This number was recalculated based on recently Source: VimpelCom, independent sources, competitors’ data published data by the competitor

Key Subscriber Statistics

(‘000)	30 Sept 05 30 Sept 04 YtY 30 Jun 05 QtQ
Russia	38,401 19,869 93% 33,700 14%
%	of prepaid * 97% 95% — 96% —
Moscow	8,876 6,646 34% 8,501 4%
%	of prepaid * 89% 87% — 89% —
Regions	29,525 13,223 123% 25,199 17%
%	of prepaid * 99% 98% — 99% —
Kazakhstan	1,652 676 144% 1,402 18%
%	of prepaid * 98% 96% — 98% —
Total	40,053 20,545 95% 35,102 14%
%	of prepaid * 97% 95% — 97% —% of active subs.** 84.4% n/a — 87.2% —
Churn	(quarterly) 8.8% 7.2% — 6.7% —
*)	Including advance payment subscribers ; the 30 Sept 04 data were recalculated

**) Active subscribers are defined as those who in the last three months made a chargeable transaction

Key Financial Figures

($	mln) 3Q05 3Q04 YtY 2Q05 QtQ
Total	Revenues 890.3 591.5 50.5% 769.8 15.7%
Russia	842.2 580.7 45.0% 725.9 16.0% Kazakhstan 48.1 10.8 345.4% 43.9 9.6%
Gross	Margin 82.9% 83.1% — 83.4% —
OIBDA	450.0 295.7 52.2% 395.6 13.8%
OIBDA	Margin 50.5% 50.0% — 51.4% —
OIBDA	Russia 431.4 290.6 48. 5% 378.6 13.9% OIBDA Kazakhstan 18.5 5.0 270.0% 16.9 9.5%
Net	Income 194.9 101.0 93.0% 158.8 22.7%
Net	Income Margin 21.9% 17.1% — 20.6% —Russia 196.6 98.7 99.2% 156.5 25.6% Kazakhstan -1.7 2.3 -173.9% 2.4 -170.8%
SG&A	283.9 192.5 47.5% 242.8 16.9%
%	of total revenues 31.9% 32.5% — 31.5% —incl. sales and marketing expenses 93.1 69.6 33.8% 87.1 6.9%
D&A	* 152.5 89.4 70.6% 138.3 10.3%
%	of Total Revenues 17.1% 15.1% — 17.9% —
Capex	(excl. acquisitions) 261.7 346.5 -24.5% 406.2 -35.6%
*	Includes impairment of long-lived assets

Operational Indicators

3Q05	3Q04 YtY 2Q05 QtQ
ARPU,	Blended ($) 7.8 10.6 -26.4% 7.8 0.0%
ARPU	Russia 7.7 10.6 -27.4% 7.6 1.3%
ARPU	Kazakhstan 10.5 16.3 -35.6% 11.7 -10.3%
MOU,	Blended (min) 109.3 99.4 10.0% 99.2 10.2%
MOU	Russia 111.6 99.8 11.8% 100.9 10.6%
MOU	Kazakhstan 53.5 71.8 -25.5% 58.1 -7.9%
SAC,	Blended ($) 11.4 14.2 -19.7% 13.3 -14.3%
SAC	Russia 11.5 14.1 -18.4% 13.4 -14.2%
SAC	Kazakhstan 10.0 25.2 -60.3% 10.6 -5.7%

Strong Balance Sheet

Assets and Liabilities, $’mln

($	‘mln) 9/30/05 12/31/04 12/31/03
Cash	and Cash Equivalents 675 306 158 Total Assets 5,787 4,780 2,281 Total Debt 1,937 1,581 607
-	Short-term 360 190 215
-	Long-term 1,577 1,391 392
Shareholder’s	Equity 2,591 2,157 988
LTM	OIBDA* 1,436 1,027 613
-	LTM Depreciation and amortization * * 523 353 197
-	LTM Operating income 913 674 416
LTM	Interest 141 86 68
Debt/Equity	0.7 0.7 0.6 Debt/OIBDA * * * 1.3 1.5 1.0 OIBDA/Interest 10.2 12.0 9.0 Debt/Assets 0.3 0.3 0.3

* LTM OIBDA constitutes the sum of the lines: LTM Operating income and LTM Depreciation and amortization LTM stands for “last twelve months” to reporting date * * Includes Impairment of long-lived assets * * * In cases when OIBDA is part of financial ratios it is deemed to be calculated in accordance with the reconciliation tables herein

5,787 4,780

2,281

1,581	1,937

607

2003	2004 9M2005
Total	Debt Total Assets
15	Source: VimpelCom

Net Operating Cash Flow vs CAPEX

Net Operating Cash Flow/Capex, $ mln

83.1%*

1,421.7	1,242.0 1,181.6 64.8%*

70.3%*

805.4 728.0

511.9

2003	2004 30.09.2005, LTM
Net	Operating Cash Flow Capex
*	Net operating cash flow as % of Capex

URS Acquisition

Extraordinary General Meeting of shareholders (EGM) held on September 14, 2005 approved the acquisition of URS, a Ukrainian GSM operator

Last week VimpelCom consummated the acquisition of URS for the cash purchase price of $231.3 million

Telenor announced it is still opposed to the acquisition of URS

VimpelCom and URS entered into agreements with Ericsson to upgrade the network, improving the business case

Development plan for Ukraine

Complete post-acquisition integration Establish control over operations Secure fast roll-out of the network Prepare for launch of the “Beeline” brand in 6-7 months Medium-term target: around 5 million subscribers

Summary

Strong financial performance with Y-o-Y revenue growth of 50.5%, OIBDA growth of 52.2% and net income growth of 92.9%

Continued strong subscriber growth in the Russian regions and Kazakhstan

With the acquisition in Ukraine

VimpelCom’s license portfolio now covers 200 million people

Development opportunities in Russia and the CIS make VimpelCom a company with a great growth potential

Questions And Answers

If you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone.

Due to time constraints, we ask that you limit yourselves to one question and one follow-up question.

If you are using a speakerphone, please make sure your mute button is turned off to allow your signal to reach the equipment.

Thank you for your interest in VimpelCom For more information visit www.vimpelcom.com or contact Investor_Relations@vimpelcom.com

Reconciliation tables of non-U.S. GAAP measures to their most directly comparable U.S. GAAP financial measures

Reconciliation of OIBDA and OIBDA Margin (Unaudited)

(Three	months ended) (Nine months ended)
($	‘000) Sep. 30, 2005 Sep. 30, 2004 Jun. 30, 2005 Sep.30, 2005 Sep.30, 2004
Reconciliation	of OIBDA to operating income
OIBDA	449,957 295,663 395,554 1,151,618 742,382
Impairment	loss — — — — (7,354)
Depreciation	(118,000) (74,455) (103,393) (307,727) (199,158)
Amortization	(34,518) (14,962) (34,939) (103,086) (33,618)
Operating	Income 297,439 206,246 257,222 740,805 502,252

Reconciliation of OIBDA margin to operating income as percentage of total operating revenues

OIBDA	margin 50.5% 50.0% 51.4% 50.1% 49.9%
Less:	Impairment loss — — — — (0.5%)
Less:	Depreciation as % of total operating revenues (13.3%) (12.6%) (13.4%) (13.4%) (13.4%)
Less:	Amortization as % of total operating revenues (3.9%) (2.5%) (4.5%) (4.5%) (2.3%)
Operating	income as % of total operating revenues 33.3% 34.9% 33.5% 32.2% 33.7%

Reconciliation of OIBDA and OIBDA Margin (Unaudited)

(Three	months ended)
($	‘000) Sep. 30, 2005 Sep. 30, 2004 Jun. 30, 2005
Russia	Kazakhstan Russia Kazakhstan Russia Kazakhstan
Total	operating revenues 842,222 48,069 580,713 10,759 725,913 43,857
OIBDA	431,423 18,534 290,634 5,029 378,607 16,947
OIBDA	margin 51.2% 38.6% 50.0% 46.7% 52.2% 38.6%

Reconciliation of OIBDA to operating income

OIBDA	431,423 18, 534 290,634 5,029 378,607 16,947
Less:	Depreciation 112,964 5,036 73,672 783 98,789 4,604
Less:	Amortization 26,045 8,473 12,128 2,834 26,280 8,659
Operating	Income 292,414 5,025 204,834 1,412 253,538 3,684

Reconciliation of SAC (Unaudited)

(Three months ended)

($	‘000) Sep. 30, 2005 Sep. 30, 2004 Jun. 30, 2005
Reconciliation	of SAC to selling, general and administrative expenses
Selling,	general and
administrative	expenses 283,856 192,513 242,762
Less:	General and admin. expenses 190,745 122,913 155,613
Sales	and marketing expenses, including 93,111 69,600 87,149
advertising	& marketing expenses 30,886 16,780 36,103
dealers’	commission expense 62,225 52,820 51,046
New	gross subs, ‘000 8,159 4,894 6,572
SAC	(US$) 11.4 14.2 13.3

Reconciliation of ARPU (Unaudited)

(Three months ended)

($	‘000) Sep. 30, 2005 Sep. 30, 2004 Jun. 30, 2005

Reconciliation of ARPU to service revenue and connection fees

Service	revenue and connection fees US$ 881,841 US$ 581,296 US$ 760,723
Less:	Connection fees 325 191 132
Less:	Revenue from rent of fiber-optic channels 520 408 269
Service	revenue used to calculate ARPU 880,996 580,697 760,322
Average	number of subscribers, ‘000 37,709 18,184 32
ARPU	(US$) 7.8 10.6 7.8

Reconciliation of SAC in Russia (Unaudited)

(Three months ended)

($	‘000) Sep. 30, 2005 Sep. 30, 2004 Jun. 30, 2005

Reconciliation of SAC to selling, general and administrative expenses

Selling,	general and administrative expenses 271,385 190,569 230,711
Less:	General and admin. expenses 182,262 122,027 147,333
Sales	and marketing expenses, including 89,123 68,542 83,378
advertising	& marketing expenses 29,453 16,533 33,290
dealers’	commission expense 59,670 52,009 50,088
New	gross subs, ‘000 7,761 4,853 6,217
SAC	(US$) 11.5 14.1 13.4

Reconciliation of ARPU in Russia (Unaudited)

(Three months ended)

($ ‘000)

Sep. 30, 2005

Sep. 30, 2004

Jun. 30, 2005

Reconciliation of ARPU to service revenue and connection fees

Service	revenue and connection fees US$ 833,888 US$ 570,537 US$ 716,955
Less:	Connection fees 325 191 132
Less:	Revenue from rent of fiber-optic channels 520 408 269
Service	revenue used to calculate ARPU 833,043 569,938 71
Average	number of subscribers, ‘000 36,182 17,964 3
ARPU	(US$) 7.7 10.6

Reconciliation of SAC in Kazakhstan (Unaudited)

(Three months ended)

($	‘000) Sep. 30, 2005 Sep. 30, 2004 Jun. 30, 2005

Reconciliation of SAC to selling, general and administrative expenses

Selling,	general and administrative expenses 12,471 1,944 12,051
Less:	General and admin. expenses 8,483 886 8,280
Sales	and marketing expenses, including 3,988 1,058 3,771
advertising	& marketing expenses 1,433 247 2,813
dealers’	commission expense 2,555 811 958
New	gross subs, ‘000 398 42 355
SAC	(US$) 10.0 25.2 10.6

Reconciliation of APRU in Kazakhstan (Unaudited)

(Three	months ended)
($	‘000) Sep. 30, 2005 Sep. 30, 2004 Jun. 30, 2005

Reconciliation of ARPU to service revenue and connection fees

Service	revenue and connection fees US$ 48,282 US$ 10,759 US$ 44,002
Less:	Connection fees 0 0 0
Less:	Revenue from rent of fiber-optic channels 0 0 0
Service	revenue used to calculate ARPU 48,282 10,759 44,002
Average	number of subscribers, ‘000 1,527 661 1,257
ARPU	(US$) 10.5 16.3 11.7